UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-19289

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

State Auto Property & Casualty Insurance Company

Amended and Restated

Incentive Deferred Compensation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

State Auto Financial Corporation

518 East Broad Street

Columbus, Ohio 43215-3976

REQUIRED INFORMATION

See the accompanying financial statements for the State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan

By:	/s/ Steven E. English
Steven E. English
Chief Financial Officer of State Auto Property & Casualty Insurance Company

By:	/s/ James A. Yano
James A. Yano
Vice President, Secretary and General Counsel of State Auto Property & Casualty Insurance Company

Date: March 30, 2011

Report of Independent Registered Public Accounting Firm

Board of Directors

State Auto Financial Corporation

We have audited the accompanying statements of net assets available for benefits of the State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan (the Plan), as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Clark, Schaefer, Hackett & Co.

March 30, 2011

Columbus, Ohio

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments, at fair value:
Shares of registered investment companies (cost $2,209,213 and $2,120,165, respectively)	$2,374,475	2,344,114
Interest-bearing cash	659,936	577,575
Affiliated Stock (cost $92,809)	96,909	—

Total investments	3,131,320	2,921,689

Total Assets	3,131,320	2,921,689

Liabilities
Assets payable	61,150	61,150

Total Liabilities	61,150	61,150

Net assets available for benefits	$3,070,170	2,860,539

See accompanying notes.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2010	2009	2008
Investment income (loss):
Dividends	$71,590	53,086	72,436
Unrealized (loss) gain	(54,587)	782,438	(800,095)
Realized gain (loss)	258,909	(341,209)	(46,632)

Total investment income (loss)	275,912	494,315	(774,291)

Contributions:
Employee	420,308	454,559	575,103
Employer	29,929	8,687	28,941

Total contributions	450,237	463,246	604,044

Deductions:
Benefit payments	516,518	355,412	340,093

Total deductions	516,518	355,412	340,093

Net increase (decrease)	209,631	602,149	(510,340)

Net assets available for benefits:
Beginning of year	2,860,539	2,258,390	2,768,730

End of year	$3,070,170	2,860,539	2,258,390

See accompanying notes.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements

December 31, 2010

1. Description of the Plan

Organization

The State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan (the “Plan”) became effective on August 1, 1995. The Plan was amended and restated in its entirety effective as of March 1, 2010, to incorporate amendments made to the Plan subsequent to the Plan’s prior restatement effective as of March 1, 2001, and to add as an investment option a fund comprised solely of shares of the State Auto Financial Corporation common stock (“Affiliated Stock”).

Eligible executives include high income or key management employees designated by the President, Chairman and Chief Executive Officer on an annual basis. Plan participation is voluntary. The Plan provides to those eligible executives the benefits they would otherwise earn under the State Auto Insurance Companies Retirement Savings Plan (fka the State Auto Insurance Companies Capital Accumulation Plan) (the “Qualified Plan”) if certain federal law restrictions did not apply, and the opportunity to defer designated amounts of their salary and bonuses.

Effective as of July 1, 2010, the Plan was amended to include, among other things, the following changes:

•	The Company will be required to contribute any excess portion of any nonelective contributions not eligible to be contributed to the Qualified Plan.

•	Participants will become vested in the Company nonelective contributions after three years of service or upon retirement, death or total disability prior to retirement or other termination of service.

The benefits provided to participants under the Plan are paid from the general assets of State Auto Property & Casualty Insurance Company (the “Company”). The Plan is intended to be an unfunded Plan for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements. Each participant’s right to benefits under the Plan is equivalent to the rights of any unsecured creditor of the Company.

Newly eligible executives who wish to participate in the Plan must enroll within 30 days after becoming eligible to participate and defer income from the current calendar year. For subsequent years, participants must enroll prior to the beginning of each new Plan year.

Contributions

Participants are permitted to defer on a pretax basis (a) from 1% to 100% of the participant’s eligible base salary received in the Plan year and/or (b) from 1% to 100% of each eligible participant’s bonus. In addition, the Company matches eligible base salary deferrals at the same rate and in the same manner that it is generally matching 401(k) deferrals under the Qualified Plan. Any limitations on the match under the Qualified Plan also apply to the Plan, with the match under the Plan being offset by the match to the Qualified Plan to the extent duplicative. For example, at the present time under the Qualified Plan, the Company matches up to 6% of compensation at the rate of 100% on the first 1% of contributions plus 50% on contributions in excess of 1%, up to a maximum of 6%. Under the Plan, the Company similarly matches up to 6% of eligible base salary, as defined above, less amounts matched under the Qualified Plan. Effective July 1, 2010, the Company is required to make nonelective contributions that are not eligible to be contributed to the Qualified Plan.

Vesting

Each participant is fully vested in base salary, bonus deferrals, and any associated earnings. After five years of service or upon attainment of age 55, retirement, death, or total disability prior to age 55 or other termination of service, each participant is fully vested in matching contributions. After three years of service or upon attainment of age 55, retirement, death, or total disability prior to age 55 or other termination of service, each participant is fully vested in nonelective contributions.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2010

Participant Accounts

Investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, is credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

Payment of Benefits

The balance of each deferral account is distributed in cash to the participant based on the participant’s distribution election upon a specified date certain or the later of age 55 or termination of service. If no distribution election is made, payments are made in monthly installments over a five-year period.

2. Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Related Investment Income

The investments of the Plan consisted of shares of registered investment companies, interest-bearing cash, and Affiliated Stock. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance. Dividends are recorded on the ex-dividend date. Realized gains and losses on the sale of securities are determined on the average cost method.

Benefit Payments

Benefit payments are recognized when paid.

Administrative Expenses

All administrative expenses are paid by the Company.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s statements of net assets available for benefits.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2010

Adoption of New Accounting Pronouncements

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued guidance to improve the disclosures related to fair value measurements. The new guidance requires expanded fair value disclosures, including the reasons for significant transfers between Level 1 and Level 2 and the amount of significant transfers into each level disclosed separately from transfers out of each level. For Level 3 fair value measurements, information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements shall be presented separately on a gross basis, rather than as one net number. In addition, clarification is provided about existing disclosure requirements, such as presenting fair value measurement disclosures for each class of assets and liabilities that are determined based on their nature and risk characteristics and their placement in the fair value hierarchy (that is, Level 1, 2, or 3), as opposed to each major category of assets and liabilities, as required in the previous guidance. Disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements are required for fair value measurement that fall in either Level 2 or Level 3. The Company adopted this new guidance effective January 1, 2010, except for the gross presentation of purchases, sales, issuances and settlements in the Level 3 reconciliation, which is effective for annual and interim reporting periods beginning after December 15, 2010. The adoption of the new guidance effective January 1, 2010 had no effect on the Plan’s financial statements.

3. Fair Value Measurements

Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The following is a description of the valuation methods used for assets measured at fair value.

•

Registered investment companies: Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

•	Interest-bearing cash: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

•	Affiliated Stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2010

The following tables reflect the Plan’s investments within the fair value hierarchy at December 31, 2010 and 2009:

2010	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Registered investment companies:
Large cap equity investments	$939,928	939,928	—	—
Mid cap equity investments	164,732	164,732	—	—
Small cap equity investments	19,309	19,309	—	—
International equity investments	217,924	217,924	—	—
Blended fund investments	453,615	453,615	—	—
Income bond investments	578,967	578,967	—	—

Total registered investment companies	2,374,475	2,374,475	—	—
Interest-bearing cash	659,936	659,936	—	—
Affiliated Stock	96,909	96,909	—	—

Total investments	$3,131,320	3,131,320	—	—

2009	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Registered investment companies:
Large cap equity investments	$955,521	955,521	—	—
Mid cap equity investments	106,637	106,637	—	—
Small cap equity investments	24,655	24,655	—	—
International equity investments	273,359	273,359	—	—
Blended fund investments	410,719	410,719	—	—
Income bond investments	573,223	573,223	—	—

Total registered investment companies	2,344,114	2,344,114	—	—
Interest-bearing cash	577,575	577,575	—	—

Total investments	$2,921,689	2,921,689	—	—

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2010

4. Participant Accounts

Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. At December 31, 2010 and 2009, there were 54 and 50 participants in the Plan, respectively, with contributions in one or more of the following funds. The total number of participants in the Plan is less than the sum of the number of participants set forth in the following table because each participant may make contributions to more than one fund. The total number of shares and share values, and number of participants as of December 31, 2010 and 2009, by fund, were as follows:

2010

Investment Options

	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered Investment Company
ABF Sm Cap Val	995	19.41	6
Baron Growth	1,009	51.23	10
Calamos Growth A	2,655	53.38	16
FID Contrafund K	7,845	67.70	25
FID Diversified Intl K	4,299	30.12	17
FID Freedom K 2010	702	12.68	2
FID Freedom K 2015	13,004	12.72	5
FID Freedom K 2020	5,798	13.19	6
FID Freedom K 2025	375	13.40	2
FID Freedom K 2030	7,378	13.60	7
FID Freedom K 2035	371	13.78	1
FID Freedom K 2040	3	13.86	1
FID Freedom K 2045	236	13.96	1
FID Freedom K 2050	1,685	14.02	1
FID Freedom K Income	663	11.43	2
FID Intermed Bond	8,940	10.55	9
FID Puritan K	3,230	17.91	10
Harbor Intl Inst	1,461	60.55	12
JPM Mid Cap Value A	2,726	23.13	8
MFS Value Fund A	5,667	22.81	13
PIM Total RT Inst	44,668	10.85	17
Spartan US EQ Index	3,098	44.48	11
VANG Mid Cap IDX	2,461	20.31	6

Total Registered Investment Companies	119,269
Interest Bearing Cash
Fidelity US Govt Bond	659,936	1.00	20

Total Interest Bearing Cash	659,936
Affiliated Stock
State Auto Financial Corporation	5,563	17.42	4

Total Affiliated Stock	5,563

Total Investments	784,768

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2010

2009

Investment Options

	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered Investment Company
ABF SM Cap Value PA	1,591	15.50	5
Baron Growth	1,163	41.31	8
Calamos Growth A	2,843	44.46	14
FID Contrafund	9,442	58.28	25
FID Diversified Intl	8,945	28.00	19
FID Freedom 2010	1,647	12.51	2
FID Freedom 2015	15,637	10.42	6
FID Freedom 2020	3,982	12.55	7
FID Freedom 2025	913	10.39	3
FID Freedom 2030	6,062	12.39	6
FID Freedom 2035	27	10.26	1
FID Freedom 2050	2,463	8.35	1
FID Freedom Income	966	10.74	3
FID Intermed Bond	9,252	10.15	7
FID Puritan	3,822	16.06	11
Harbor Intl Inst	418	54.87	4
JPM Mid Cap Value A	2,740	18.98	7
MFS Value Fund A	7,086	20.77	12
PIM Total RT Inst	44,381	10.80	14
Spartan US EQ Index	3,340	39.43	10
VANG Mid Cap IDX INV	402	16.36	2

Total Registered Investment Companies	127,122
Interest Bearing Cash
Fidelity US Govt Bond	577,575	1.00	17

Total Interest Bearing Cash	577,575

Total Investments	704,697

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2010

5. Investments: The Plan’s investments and related changes at December 31, 2010, 2009 and 2008, and for the years then ended were as follows:

2010	Number of Shares	Fair Value	Dividends	Realized Gain (loss)	Unrealized Gain (loss)	Contributions	Benefit Payments
Registered Investment Companies
ABF Sm Cap Val	995	$19,309	$68	$(4,159)	$6,307	$2,899	$—
Baron Growth	1,009	51,706	—	(3,593)	12,301	4,323	(76)
Calamos Growth A	2,655	141,742	—	5,430	14,761	7,092	(19,319)
FID Contrafund	—	—	679	131,557	(74,768)	20,813	(50,132)
FID Contrafund K	7,845	531,117	3,092	199	14,890	(150)	(10,648)
FID Diversified Intl	—	—	—	21,896	(19,326)	9,332	(14,367)
FID Diversified Intl K	4,299	129,486	2,577	(789)	415	862	(2,501)
FID Freedom 2010	—	—	51	3,042	(2,641)	—	(18,007)
FID Freedom 2015	—	—	888	32,674	(17,544)	35,398	—
FID Freedom 2020	—	—	382	11,286	(5,630)	15,199	—
FID Freedom 2025	—	—	28	1,868	(1,568)	678	—
FID Freedom 2030	—	—	535	21,027	(13,262)	11,860	(92)
FID Freedom 2035	—	—	12	335	1	3,614	—
FID Freedom 2045	—	—	—	245	—	2,361	—
FID Freedom 2050	—	—	123	5,905	(4,067)	—	—
FID Freedom Income	—	—	99	986	(504)	14,574	—
FID Freedom K 2010	702	8,898	166	—	35	—	—
FID Freedom K 2015	13,004	165,414	3,171	(348)	725	(6,934)	—
FID Freedom K 2020	5,798	76,479	1,422	2	823	3,197	—
FID Freedom K 2025	375	5,019	96	—	81	—	—
FID Freedom K 2030	7,378	100,335	1,862	2	1,864	1,507	(81)
FID Freedom K 2035	371	5,108	87	—	116	670	—
FID Freedom K 2040	3	38	—	—	—	38	—
FID Freedom K 2045	236	3,289	53	—	85	545	—
FID Freedom K 2050	1,685	23,622	362	—	731	—	—
FID Freedom K Income	663	7,573	104	—	(65)	—	—
FID Intermed Bond	8,940	94,321	4,103	2,713	2,129	18,341	(32,289)
FID Puritan	—	—	1,062	8,703	(4,177)	4,011	(11,625)
FID Puritan K	3,230	57,842	288	74	1,856	585	(2,524)
Harbor Intl Inst	1,461	88,438	1,255	(2,241)	6,086	20,594	(2,032)
JPM Mid Cap Value A	2,726	63,046	485	(2,878)	11,920	1,661	(10)
MFS Value Fund A	5,667	129,258	1,659	6,226	3,364	11,411	(10,427)
PIM Total RT Inst	44,668	484,646	42,240	11,479	(6,749)	143,603	(92,239)
Spartan US EQ Index	3,098	137,809	2,374	5,423	10,041	10,103	(12,174)
VANG Mid Cap IDX	2,461	49,980	522	1,493	3,083	5,581	(756)

Total Registered Investment Companies	119,269	2,374,475	69,845	258,557	(58,687)	343,768	(279,299)
Interest Bearing Cash
Fidelity US Gov Bond	659,936	659,936	149	—	—	107,381	(235,152)

Total Interest Bearing Cash	659,936	659,936	149	—	—	107,381	(235,152)
Affiliated Stock
State Auto Financial Corporation	5,563	96,909	1,596	352	4,100	(912)	(2,067)

Total Affiliated Stock	5,563	96,909	1,596	352	4,100	(912)	(2,067)

Total Assets Held For Investment	784,768	$3,131,320	$71,590	$258,909	$(54,587)	$450,237	$(516,518)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2010

2009	Number of Shares	Fair Value	Dividends	Realized Gain (loss)	Unrealized Gain (loss)	Contributions	Benefit Payments
Registered Investment Companies
ABF SM Cap Val. PA	1,591	$24,655	$72	$(3,215)	$9,818	$3,430	$(217)
Baron Growth	1,163	48,048	46	(2,769)	16,331	10,529	(51)
Calamos Growth A	2,843	126,395	—	(22,145)	66,513	17,760	(13,653)
FID Contrafund	9,442	550,255	1,877	(73,279)	202,706	35,964	(49,533)
FID Diversified Intl	8,945	250,448	3,086	(59,909)	122,275	48,109	(16,280)
FID Equity Income	—	—	1,065	(78,766)	87,277	12,391	(7,527)
FID Freedom 2010	1,647	20,599	656	1,454	3,085	13,586	—
FID Freedom 2015	15,637	162,934	4,749	(18,916)	42,684	40,822	—
FID Freedom 2020	3,982	49,977	1,487	(7,828)	17,751	9,240	(400)
FID Freedom 2025	913	9,489	337	6,351	2,854	20,649	—
FID Freedom 2030	6,062	75,111	2,023	(380)	16,607	23,491	(24)
FID Freedom 2035	27	274	3	—	(1)	272	—
FID Freedom 2050	2,463	20,569	494	(6,057)	10,805	2,634	—
FID Freedom Income	966	10,379	235	420	504	7,035	—
FID Intermed Bond	9,252	93,911	4,338	(1,478)	11,741	19,529	(16,385)
FID Puritan	3,822	61,387	1,910	(18,248)	32,048	2,493	(15,101)
Harbor Intl Inst	418	22,911	287	(2,813)	8,308	2,381	(270)
JPM Mid Cap Val. A	2,740	52,010	695	(13,063)	23,540	9,931	—
MFS Value Fund A	7,086	147,181	1,728	(3,650)	21,537	4,875	(1,375)
PIM Total RT Inst	44,381	479,311	22,143	6,364	15,399	91,674	(58,197)
Spartan US EQ Index	3,340	131,691	2,702	(43,174)	69,343	9,107	(12,560)
VANG Mid Cap IDX	402	6,579	68	(108)	1,313	2,373	—

Total Registered Investment Companies	127,122	2,344,114	50,001	(341,209)	782,438	388,275	(191,573)
Interest Bearing Cash
Fidelity US Gov Bond	577,575	577,575	3,085	—	—	74,971	(163,839)

Total Interest Bearing Cash	577,575	577,575	3,085	—	—	74,971	(163,839)

Total Assets Held For Investment	704,697	$2,921,689	$53,086	$(341,209)	$782,438	$463,246	$(355,412)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2010

2008	Number of Shares	Fair Value	Dividends	Realized Gain (loss)	Unrealized Gain (loss)	Contributions	Benefit Payments
Registered Investment Companies
ABF SM Cap Val. PA	1,496	$17,231	$233	$(91)	$(7,810)	$2,520	$(373)
Baron Growth	820	25,265	10	(284)	(14,533)	9,083	(432)
Calamos Growth A	2,050	59,767	—	(7,400)	(56,289)	22,752	(32,589)
FID Contrafund	9,570	433,142	6,600	18,930	(251,209)	54,752	(39,301)
FID Diversified Intl	9,001	193,618	2,718	(29,125)	(182,916)	51,912	(27,271)
FID Equity Income	4,022	124,150	8,291	(9,142)	(96,898)	19,468	(30,247)
FID Freedom 2010	175	1,818	86	—	(444)	2,176	—
FID Freedom 2015	8,577	73,417	4,148	(212)	(25,251)	36,259	—
FID Freedom 2020	2,958	29,726	2,120	—	(14,550)	11,435	—
FID Freedom 2025	342	2,813	178	—	(1,275)	2,527	—
FID Freedom 2030	782	7,636	455	(455)	(3,564)	8,715	—
FID Freedom 2050	1,965	12,693	737	—	(6,738)	16,537	—
FID Freedom Income	2	19	2,067	(8,698)	2,684	67,235	(6,803)
FID Intermed Bond	9,529	86,622	9,666	(10,639)	(9,275)	12,492	(3,383)
FID Puritan	5,064	66,140	2,609	(2,713)	(28,541)	12,811	(18,733)
Harbor Intl Inst	404	16,216	309	(152)	(7,670)	170	(437)
JPM Mid Cap Val. A	2,068	31,729	1,479	(15)	(15,731)	10,041	(28)
PIM Total RT Inst	11,307	114,656	7,019	(82)	(4,108)	436	(2,554)
Spartan US EQ Index	3,778	120,514	3,532	3,446	(75,977)	39,925	(49,172)

Total Registered Investment Companies	73,910	1,417,172	52,257	(46,632)	(800,095)	381,246	(211,323)

Interest Bearing Cash
Fidelity US Gov Bond	898,317	898,317	20,179	—	—	222,798	(128,770)

Total Interest Bearing Cash	898,317	898,317	20,179	—	—	222,798	(128,770)

Total Assets Held For Investment	972,227	$2,315,489	$72,436	$(46,632)	$(800,095)	$604,044	$(340,093)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2010

The Plan’s unrealized appreciation (depreciation) at December 31, 2010, 2009, and 2008 were as follows:

		Unrealized Gain (loss)
	Beginning Balance	During Period	Ending Balance
2008	$241,606	(800,095)	(558,489)
2009	(558,489)	782,438	223,949
2010	223,949	(54,587)	169,362

The Plan’s assets payable at December 31, 2010 and 2009 were as follows:

	2010 Payable	2009 Payable
FID Contrafund	$—	$3,898
FID Contrafund K	4,507	—
FID Freedom 2015	—	15,556
FID Freedom K 2015	14,687	—
Fidelity US Gov Bond	30,575	30,575
PIM Total RT Inst	7,255	6,649
Spartan US EQ Index	2,757	4,472
State Auto Financial Corporation	1,369	—

	$61,150	$61,150

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2010

The Plan’s net realized gains and losses were as follows for the years ended December 31, 2010, 2009 and 2008:

2010	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
Investment Options
ABF Sm Cap Val	$34,462	38,621	(4,159)
Baron Growth	29,568	33,161	(3,593)
Calamos Growth A	66,240	60,810	5,430
FID Contrafund	691,087	559,530	131,557
FID Contrafund K	18,999	18,800	199
FID Diversified Intl	344,515	322,619	21,896
FID Diversified Intl K	28,911	29,700	(789)
FID Freedom 2010	26,704	23,662	3,042
FID Freedom 2015	221,850	189,176	32,674
FID Freedom 2020	71,214	59,928	11,286
FID Freedom 2025	10,495	8,627	1,868
FID Freedom 2030	95,272	74,245	21,027
FID Freedom 2035	4,236	3,901	335
FID Freedom 2045	2,606	2,361	245
FID Freedom 2050	22,530	16,625	5,905
FID Freedom Income	25,534	24,548	986

FID Freedom K 2015	30,847	31,195	(348)
FID Freedom K 2020	178	176	2
FID Freedom K 2030	81	79	2
FID Intermed Bond	75,566	72,853	2,713
FID Puritan	70,986	62,283	8,703
FID Puritan K	4,320	4,246	74
Fidelity US Govt Bond	543,949	543,949	—

Harbor Intl Inst	26,510	28,751	(2,241)

JPM Mid Cap Value A	13,883	16,761	(2,878)
MFS Value Fund A	49,305	43,079	6,226
PIM Total RT Inst	204,307	192,828	11,479
Spartan US EQ Index	70,071	64,648	5,423
State Auto Financial Corporation	2,067	1,715	352
VANG Mid Cap IDX	40,346	38,853	1,493

Total	$2,826,639	2,567,730	258,909

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2010

2009	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
Investment Options
ABF SM Cap Value PA	$10,722	13,937	(3,215)
Baron Growth	39,178	41,947	(2,769)
Calamos Growth A	94,061	116,206	(22,145)
FID Contrafund	429,534	502,813	(73,279)
FID Diversified Intl	328,478	388,387	(59,909)
FID Equity Income	155,659	234,425	(78,766)
FID Freedom 2010	18,691	17,237	1,454
FID Freedom 2015	386,196	405,112	(18,916)
FID Freedom 2020	188,381	196,209	(7,828)
FID Freedom 2025	95,328	88,977	6,351
FID Freedom 2030	67,620	68,000	(380)
FID Freedom 2050	18,212	24,269	(6,057)
FID Freedom Income	11,905	11,485	420
FID Intermed Bond	116,245	117,723	(1,478)
FID Puritan	130,821	149,069	(18,248)
Fidelity US Govt Bond	3,960,357	3,960,357	—
Harbor Intl Inst	25,715	28,528	(2,813)
JPM Mid Cap Value A	30,424	43,487	(13,063)
MFS Value Fund A	60,355	64,005	(3,650)
PIM Total RT Inst	375,173	368,809	6,364
Spartan US EQ Index	249,750	292,924	(43,174)
VANG Mid Cap IDX INV	15,720	15,828	(108)

Total	$6,808,525	7,149,734	(341,209)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2010

2008	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
Investment Options
ABF SM Cap Value PA	$373	464	(91)
Baron Growth	3,316	3,600	(284)
Calamos Growth A	32,589	39,989	(7,400)
FID Contrafund	147,229	128,299	18,930
FID Diversified Intl	163,255	192,380	(29,125)
FID Equity Income	62,586	71,728	(9,142)
FID Freedom 2015	11,805	12,017	(212)
FID Freedom 2030	7,461	7,916	(455)
FID Freedom Income	216,161	224,859	(8,698)
FID Intermed Bond	162,656	173,295	(10,639)
FID Puritan	18,733	21,446	(2,713)
Fidelity US Govt Bond	190,453	190,453	—
Harbor Intl Inst	442	594	(152)
JPM Mid Cap Value A	932	947	(15)
PIM Total RT Inst	2,554	2,636	(82)
Spartan US EQ Index	64,705	61,259	3,446

Total	$1,085,250	1,131,882	(46,632)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2010

6. Trust

The Company maintains a trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the trust. All assets of the trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and state law, should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.

7. Related Party

The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, custodian of the Plan. Beginning in 2010, participants may also invest in Affiliated Stock.

8. Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the “Code”). Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service. The Plan does not have a tax filing requirement with the Internal Revenue Service, and therefore, no liability (or asset) or disclosure is included in the Plan’s financial statements.

Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to Federal and most state income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.

9. Right to Terminate

The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Code.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1	Consent of Independent Registered Public Accounting Firm